NO ACT

PE
1-23-12



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561


12025220

DIVISION OF
CORPORATION FINANCE

Received SEC
FEB 2 2 2012
Washington, DC 20549

February 22, 2012

Michael J. O'Brien
Omnicom Group Inc.
michael.obrien@omnicomgroup.com

Act: 1934
Section:
Rule: 14a-8
Public Availability: 2-22-12

Re: Omnicom Group Inc.
Incoming letter dated January 23, 2012

Dear Mr. O'Brien:

This is in response to your letter dated January 23, 2012 concerning the shareholder proposal submitted to Omnicom by the New York City Employees' Retirement System, the New York City Fire Department Pension Fund, the New York City Teachers' Retirement System, the New York City Police Pension Fund, and the New York City Board of Education Retirement System. We also have received a letter on the proponents' behalf dated February 22, 2012. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Richard S. Simon
The City of New York
Office of the Comptroller
rsimon@comptroller.nyc.gov

February 22, 2012

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Omnicom Group Inc.
Incoming letter dated January 23, 2012

The proposal relates to a report.

We are unable to concur in your view that Omnicom may exclude the proposal under rules 14a-8(b) and 14a-8(f). In this regard, we note the representation that BNY Mellon Asset Servicing is a department of The Bank of New York Mellon, a DTC participant. Accordingly, we do not believe that Omnicom may omit the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Matt S. McNair
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



Richard S. Simon
Deputy General Counsel

THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET ROOM 1120
NEW YORK, N.Y. 10007-2341

JOHN C. LIU
COMPTROLLER

TELEPHONE: (212) 669-4588
FAX NUMBER: (212) 815-8663

EMAIL: RSIMON@COMPTROLLER.NYC.GOV

February 22, 2012

BY EMAIL

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Omnicom Group Inc.;
Shareholder Proposal submitted by the New York City Pension Funds

To Whom It May Concern:

I write on behalf of the New York City Pension Funds (the "Funds") in response to the January 23, 2012 letter (the "Company Letter") submitted to the Securities and Exchange Commission by Bryan Miller of the firm of Latham & Watkins, outside counsel for Omnicom Group Inc. ("Omnicom" or the "Company"), which seeks assurance that the Staff of the Division of Corporation Finance (the "Staff") will not recommend any enforcement action if the Company excludes from its proxy statement for the 2012 annual meeting the Funds' shareholder proposal (the "Proposal").

I have reviewed the Proposal, as well as the Company's Letter. Based upon that review, as well as a review of Rule 14a-8, it is my opinion that the Proposal may not be omitted from the Company's 2012 Proxy Materials. The Proposal, which relates to workforce diversity, was properly accompanied by proofs of shareholding that came directly from The Bank of New York Mellon, the listed DTC participant which holds the Omnicom shares for the Funds. Accordingly, the Funds respectfully request that the Commission deny the relief that the Company seeks.

I. The Proposal

The Proposal seeks a report on workforce diversity. The content of the Proposal does not impact the basis for omission cited in the Company's no-action request.

II. Discussion

The Company has challenged the Proposal on the following ground: Rules 14a-8(b) and (f) (inadequate proof of shareholding). For the reasons set forth below, the Funds submit that the Company has failed to meet its burden of proving its entitlement to "no-action" relief.

A. THE FUNDS' PROOF OF SHARE OWNERSHIP FROM A DTC PARTICIPANTCOMPLIES WITH RULES 14A-8(B) AND (F)

The Company makes a key factual error in claiming that the Funds' proofs of share ownership did not come directly from a DTC participant, as required by Rules 14a-8(b) and (f), and as most recently clarified in Staff Legal Bulletin 14F (Oct. 18, 2011). The Company bases its erroneous conclusion on the fact that the words "Asset Servicing" appear in smaller letters under the name "BNY Mellon" at the top of the letterhead on which the Funds' original November 29, 2011 and resubmitted December 16, 2011 proofs of share ownership appear. The Company incorrectly asserts: "Because BNY Mellon Asset Servicing did not appear on the DTC Participant List," therefore "the December 16 Broker Letters are not from the 'record holder" of the shares, and thus are not sufficient proof of ownership under Rule 14a-8(b)(2)(i)." *See* Company Letter at pp. 2-3. That error results from the Company's incorrect assumption that "BNY Mellon" followed by "Asset Servicing," is the name of a legal entity separate from the DTC Participant, The Bank of New York Mellon.*

In fact, as set forth in the attached letter dated January 3, 2012 from The Bank of New York Mellon, forwarded to counsel for the Company on January 18, 2012, the Funds' proof of ownership letters for its proposals come directly from The Bank of New York Mellon, DTC Participant #901, which holds the Omnicom shares for the Funds. BNY Mellon Asset Servicing is simply an unincorporated department of The Bank of New York Mellon, and is not a subsidiary or separately incorporated. A letter from the Asset Servicing department of The Bank of New York Mellon comes directly from the Bank of New York Mellon just as surely as a letter from the "Omnicom Group, Inc. Office of the General Counsel" would come directly from Omnicom. The Funds had initially clarified this point for the Company in the attached December 22, 2012 letter directly from the undersigned to counsel for the Company, and then did so again time with a copy of the Bank's January 3, 3012 letter on that point.

* As indicated in the 2010 Form 10K for the Bank of New York Mellon, "BNY Mellon" is simply the shorter version of the official name "The Bank of New York Mellon." The Form 10K begins "This Form 10-K filed by The Bank of New York Mellon Corporation ("BNY Mellon" or the "Company")..."
See: http://www.bnymellon.com/investorrelations/financialreports/2010/10K2010.pdf

Accordingly, from November 29, 2011 onwards, the Funds' proofs of ownership have never been defective, but rather have fully complied with Rule 14a-8(b), as per the Staff's advice in SLB 14F that "for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as 'record' holders of securities that are deposited at DTC."

Because the Funds' proof of ownership letters did come directly from The Bank of New York Mellon, a listed DTC participant, the Company's request for no-action relief on that ground should be denied.

III. Conclusion

For the reasons set forth above, the Funds respectfully request that the Company's request for "no-action" relief be denied.

Thank you for your consideration.

Sincerely,



Richard S. Simon

Cc: Brian D. Miller, Esq.
Latham & Watkins
Suite 1000
555 Eleventh Street, NW
Washington, DC 20004-1304



Richard S. Simon
Deputy General Counsel

THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET ROOM 1120
NEW YORK, N.Y. 10007-2341

JOHN C. LIU
COMPTROLLER

TELEPHONE: (212) 669-4568
FAX NUMBER: (212) 815-8563

EMAIL: RSIMON@COMPTROLLER.NYC.GOV

December 22, 2011

BY EMAIL AND EXPRESS MAIL

Brian D. Miller, Esq.
Latham & Watkins, LLP
555 Eleventh Street, N.W., Suite 1000
Washington, D.C. 20004

Re: Omnicom Group, Inc.
Shareholder Proposal submitted by the New York City Pension Funds

Dear Mr. Miller:

I am writing in reply to your letter of December 12, 2011 to Kenneth Sylvester of our office, concerning the proof of share ownership for the shareholder proposal that the Office of the Comptroller sent by letter dated November 29, 2011 to Omnicom Group, Inc. (the "Company"), on behalf of the New York City Pension Funds (the "NYC Funds"). Your letter asserts incorrectly that the verification is defective under SEC Rule 14a-8 and the October 18, 2011 SEC Staff Bulletin 14F (CF), based on your erroneous assumption that the sender is not a DTC participant.

Specifically, the Company's objection, as set forth in your letter, is that "BNY Mellon Asset Servicing is not a DTC participant and, as such, it cannot be the 'record' holder of the Systems' securities." (Letter, p. 2). Here, however, proof of ownership did come directly from a DTC participant, Bank of New York Mellon ("BNY Mellon"), which is the bank custodian for the NYC Funds. BNY Mellon has confirmed to me that BNY Mellon Asset Servicing ("BMAS"), whose name appears on the proofs of ownership appended to our November 29 submission to the Company, is simply a division of BNY Mellon, and is not a separate corporate entity. Because BMAS is merely a name for a part of BNY Mellon, the NYC Funds' proof of ownership comes directly from a DTC participant, BNY Mellon. Accordingly, the proof of the NYC Funds' ownership in the Company, as submitted on November 29, satisfies SEC Rule 14a-8(b) and SEC Staff Bulletin 14F in all regards.

Please confirm that in light of this information, the Company withdraws its objection under SEC Rule 14a-8(b) to the NYC Funds' November 29, 2011 shareholder proposal.

Sincerely,



Richard S. Simon

Cc: Kenneth P. Sylvester



BNY MELLON

BNY Mellon Asset Servicing

January 3, 2012

To Whom It May Concern

Re: BNY Mellon Asset Servicinig

Dear Madame/Sir:

This letter is to certify that BNY Mellon Asset Servicing, which issues the proof of share ownership letters for the New York City Pension Funds:

1) is a department of The Bank of New York Mellon, the DTC participant (#901) which holds the shares on behalf of the New York City Pension Funds; and

2) is not a subsidiary nor separately incorporated nor otherwise an entity separate from The Bank of New York Mellon.

Sincerely,

Alice M. Tiedemann

Alice M. Tiedemann
Vice President

One Wall Street, New York, NY 10286

Omnicom Group Inc.

Michael J O'Brien
Sr. Vice President,
General Counsel and Secretary

January 23, 2012

VIA ELECTRONIC MAIL

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: **Shareholder Proposal to Omnicom Group Inc. from the Comptroller of the City of New York**

Ladies and Gentlemen:

This letter is submitted pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended. Omnicom Group Inc. (the "Company") has received a shareholder proposal and supporting statement attached hereto as Exhibit A (the "Shareholder Proposal") from the Comptroller of the City of New York (the "Comptroller") on behalf of the New York City Employees' Retirement System, the New York City Fire Department Pension Fund, the New York City Teachers' Retirement System, the New York City Police Pension Fund, and the New York City Board of Education Retirement System (collectively, the "Proponents") for inclusion in the Company's proxy statement for its 2012 annual meeting of shareholders.

The Company hereby advises the staff (the "Staff") of the Division of Corporation Finance that it intends to exclude the Shareholder Proposal from its 2012 proxy materials. The Company respectfully requests confirmation that the Staff will not recommend enforcement action to the Securities and Exchange Commission (the "Commission") if the Company excludes the Shareholder Proposal pursuant to Rules 14a-8(b) and 14a-8(f)(1) because the Comptroller and the Proponents are not registered holders of the Company's securities and have failed to provide proof of their eligibility to submit the Proposal.

By copy of this letter, we are advising the Comptroller and the Proponents of the Company's intention to exclude the Shareholder Proposal. In accordance with Rule 14a-8(j)(2) and Staff Legal Bulletin No. 14D, we are submitting by electronic mail (i) this letter, which sets forth our reasons for excluding the Proposal; and (ii) the Proponent's letter submitting the Proposal.

 437 Madison Avenue, New York, NY 10022 (212) 415-3640 Fax (212) 415-3574

Pursuant to Rule 14a-8(j), we are submitting this letter not less than 80 days before the Company intends to file its 2012 proxy materials.

The Shareholder Proposal may be excluded pursuant Rules 14a-8(b) and 14a-8(f)(1) because the Proponents have failed to provide proof of their eligibility to submit the Proposal.

Rule 14a-8(f)(1) provides that a shareholder proposal may be excluded from a company's proxy materials if the proponent fails to meet the eligibility and procedural requirements of Rule 14a-8(a) through (d). Rule 14a-8(b)(1) provides that in order to be eligible to submit a proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date the shareholder submits the proposal and must continue to hold these securities through the date of the meeting. If the proponent is not a registered shareholder, the proponent must provide proof of ownership in one of the two methods specified in Rule 14a-8(b)(2)(i) and (ii). Under Rule 14a-8(b)(2)(i), the proponent must submit a written statement from the record holder of the shares verifying that, at the time the proponent submitted the proposal, the proponent continuously held the shares for at least one year.

In Section B.3. of Staff Legal Bulletin No. 14F (October 18, 2011) ("SLB 14F"), the Staff took the view that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. The Staff indicated that shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list (the "DTC Participant List"), which is currently available on the Internet at the address provided in SLB 14F. When the shareholder's broker or bank is not on the DTC participant list, SLB 14F advised that the shareholder must obtain proof of ownership from the DTC participant through which the securities are held.

The Proposal and a broker letter for each of the Proponents from BNY Mellon Asset Servicing, each dated November 29, 2011 (collectively, the "November 29 Broker Letters"), were received by the Company on December 1, 2011. The Company reviewed its records and determined that neither the Proponents nor BNY Mellon Asset Servicing were registered shareholders. In accordance with SLB 14F, the Company checked the DTC Participant List and determined that BNY Mellon Asset Servicing was not on the DTC Participant List. Because neither the Proponents nor its broker were registered shareholders of the Company and because BNY Mellon Asset Servicing did not appear on the DTC Participant List, the Company concluded that it had not received proof of ownership from a record holder of the Company's securities, and that the Comptroller has failed to meet the eligibility requirements of Rule 14a-8(b)(2).

On December 12, 2011, within the required 14-day period required by Rule 14a-8(f)(1), the Company notified the Comptroller and the Proponents of the eligibility requirements of Rule 14a-8(b), including the guidance contained in SLB 14F, and of the required time frame for a response (the "Deficiency Notice"). Specifically, the Deficiency Notice informed the Proponents of (1) the requirement for a written statement from the record holder of the shares, (2) the requirement that only DTC participants should be viewed as "record" holders of securities that are deposited at DTC, (3) how to determine whether a broker or bank is a DTC participant, and

(4) the requirement, where necessary, that two ownership statements be submitted – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership. To assist in the Company's verification process, the Deficiency notice requested that the Proponents request that any response letter include a valid DTC participant number. Enclosed with the Deficiency Notice were copies of Rule 14a-8 and a copy of SLB 14F.

The Deficiency Notice was received by the Comptroller on December 13, 2011. Accordingly, the deadline for the Proponents to submit their response to the Deficiency Notice was December 27, 2011. A copy of the Deficiency Notice and delivery confirmation are attached hereto as Exhibit B.

On December 16, 2011, the Comptroller responded to the Deficiency Notice by again submitting a letter for each of the Proponents from BNY Mellon Asset Servicing, each dated December 16, 2011, attached hereto as Exhibit C (the "December 16 Broker Letters"). The December 16 Brokers Letters are nearly identical to the November 29 Broker Letters, but for their date, and share the same flaws as the November 29 Broker Letters, in that they are not from a "record" holder of shares. As with the November 29 Broker Letters, the Company again confirmed that neither the Proponents nor BNY Mellon Asset Servicing were registered holders of the Company's securities. The Company then confirmed that BNY Mellon Asset Servicing did not appear on the DTC Participants List, in accordance with the procedures specified by the Staff in SLB 14F. Because BNY Mellon Asset Servicing did not appear on the DTC Participant List, the December 16 Broker Letters are not from the "record holder" of the shares, and thus are not sufficient proof of ownership under Rule 14a-8(b)(2)(i). Therefore, the Company believes that it may omit the Proposal from its 2012 proxy materials pursuant to Rules 14a-8(b) and 14a-8(f)(1).

The Company notes that both the November 29 Broker Letters and the December 16 Broker Letters (together, the "Brokers Letters") state that the shares are held in custody "at The Bank of New York Mellon in the name of Cede and Company . . . ." The Company further notes that it received further timely correspondence from the office of the Comptroller on December 22, 2011 asserting without support that the Brokers Letters were, in fact, from a DTC participant. The December 22 letter asserts that BNY Mellon Asset Servicing is but another name for The Bank of New York Mellon, which is the DTC participant that holds the shares as custodian for the Proponents. The Company also notes that it received untimely correspondence from the office of the Comptroller on January 18, 2012, 21 days after the deadline for responding to the deficiencies noted in the Deficiency Notice. Because the January 18, 2012 letter was received well beyond the deadline for responding to the Deficiency notice and thus nothing contained therein could remedy the aforementioned deficiencies, we do not address it here.

Regardless of the assertions of the office of the Comptroller, the facts do not change. The letter received by the Company was from BNY Mellon Asset Servicing. When the Company followed the verification procedures outlined in SLB 14F, BNY Mellon Asset Servicing did not appear as a "record" holder of the Company's shares. If The Bank of New York Mellon was the DTC participant that held the shares for the Proponent, then, according to the guidance in SLB 14F, the proof of ownership should have come from the Bank of New York Mellon. Rule 14a-8 puts the burden on the Proponent to provide proof of their eligibility to submit a proposal. Here, the Proponent has not met that burden.

Accordingly, the Company respectfully requests confirmation that the Staff will not recommend enforcement action to the Commission if the Company excludes the Shareholder Proposal based on Rules 14a-8(b) and 14a-8(f)(1) because the Proponents have failed to provide proof of their eligibility to submit the Proposal.

* * * *

If the Staff does not concur with the Company's position, we would appreciate an opportunity to confer with the Staff concerning this matter prior to the determination of the Staff's final position. In addition, the Company requests that the Proponent copy the undersigned on any response it may choose to make to the Staff, pursuant to Rule 14a-8(k).

Please contact the undersigned or Joel Trotter of Latham & Watkins LLP at (202) 637-2165 to discuss any questions you may have regarding this matter.

Very truly yours,



Michael J. O'Brien
Senior Vice President, General Counsel
and Secretary

Enclosures

cc: Kenneth P. Sylvester, Office of the Comptroller
Joel H. Trotter, Latham & Watkins LLP

DC\1598000.3

Exhibit A

Shareholder Proposal



THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

John C. Liu
COMPTROLLER

November 29, 2011

Mr. Michael J. O'Brien
Secretary
Omnicom Group, Inc.
437 Madison Avenue
New York, NY 10022

Dear Mr. O'Brien:

I write to you on behalf of the Comptroller of the City of New York, John C. Liu. The Comptroller is the custodian and a trustee of the New York City Employees' Retirement System, the New York City Fire Department Pension Fund, the New York City Teachers' Retirement System, and the New York City Police Pension Fund; and custodian of the New York City Board of Education Retirement System (the "Systems"). The Systems' boards of trustees have authorized the Comptroller to inform you of their intention to present the enclosed proposal for the consideration and vote of stockholders at the Company's next annual meeting.

Therefore, we offer the enclosed proposal for the consideration and vote of shareholders at the Company's next annual meeting. It is submitted to you in accordance with Rule 14a-8 of the Securities Exchange Act of 1934, and I ask that it be included in the Company's proxy statement.

Letters from The Bank of New York Mellon Corporation certifying the Systems' ownership, for over a year, of shares of Omnicom Group, Inc. common stock are enclosed. Each System intends to continue to hold at least $2,000 worth of these securities through the date of the Company's next annual meeting.

We would be happy to discuss the proposal with you. Should the Board of Directors decide to endorse its provision as corporate policy, we will withdraw the proposal from consideration at the annual meeting. If you have any questions on this matter, please feel free to contact me at 1 Centre Street, Room 629, New York, NY 10007; phone (212) 669-2013.

Very truly yours,



Kenneth B. Sylvester
Assistant Comptroller of
Pension Policy

KS/ma

Enclosures

Annual Disclosure of EEO-1 Data

Submitted by New York City Comptroller, John C. Liu on behalf of the New York City Pension Funds

RESOLVED: Shareholders request the Board of Directors to adopt and enforce a policy requiring Omnicom Group, Inc. to disclose its EEO-1 data--a comprehensive breakdown of the Company's workforce by race and gender across all employment categories--in its annual corporate social responsibility (CSR) or sustainability report, beginning in 2012.

SUPPORTING STATEMENT

Despite federal and state laws forbidding employment discrimination on the basis of race, allegations of racial discrimination persists in some industries; and in recent years, a number of companies have agreed to pay millions of dollars in legal settlements of class actions alleging racial discrimination.

A study addressing racial discrimination in the advertising industry, "*Research Perspectives on Race and Employment in the Advertising Industry*", (Bendick and Egan Economic Consultants, Inc. 2009), found that:

- Racial disparity is 38% worse in the advertising industry than in the overall U.S. labor market;
- The "discrimination divide" between advertising and other U.S. industries is more than twice as bad as it was 30 years ago;
- Black college graduates working in advertising earn 80 cents for every dollar earned by their equally-qualified White counterparts;
- About 16% of large advertising firms employ no Black managers or professionals, a rate 60% higher than in the overall labor market; and
- Black managers and professionals in the industry are only one-tenth as likely as their White counterparts to earn $100,000 a year.

Numerous studies have found that workplace diversity provides a competitive advantage by generating diverse, valuable perspectives, creativity and innovation, increased productivity and morale, while eliminating the limitations of "groupthink".

Given compelling evidence of the positive effects of diversity on long-term value creation, Omnicom Group should continuously seek to increase the diversity of its workforce. Full and transparent disclosure of the Company's EEO-1 data would drive management and the Board of Directors to pursue continuous performance improvements in the Company's diversity programs, the full integration of diversity into its culture and practices, and the strengthening of its reputation and accountability to its shareholders. In addition, the information could be useful to investors in assessing the Company's progress on hiring, retaining, and promoting minority and female employees over the long-term.

Given that the Company annually files an EEO-1 report with the Equal Employment Opportunity Commission, the report could be made available to shareholders at a minimal additional cost.

We urge shareholders to vote **FOR** the proposal


BNY MELLON
ASSET SERVICING

November 29, 2011

To Whom It May Concern

Re: Omincom Group, Inc. **Cusip#: 681919106**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from November 29, 2010 through today at The Bank of New York Mellon in the name of Cede and Company for the New York City Employees' Retirement System.

The New York City Employees' Retirement System 253,931 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Richard Blanco
Vice President



BNY MELLON
ASSET SERVICING

November 29, 2011

To Whom It May Concern

Re: Omincom Group, Inc. **Cusip#: 681919106**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from November 29, 2010 through today at The Bank of New York Mellon in the name of Cede and Company for the New York City Teachers' Retirement System.

The New York City Teachers' Retirement System 256,452 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Richard Blanco
Vice President


BNY MELLON
ASSET SERVICING

November 29, 2011

To Whom It May Concern

Re: Omincom Group, Inc. **Cusip#: 681919106**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from November 29, 2010 through today at The Bank of New York Mellon in the name of Cede and Company for the New York City Police Pension Fund.

The New York City Police Pension Fund 130,176 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Richard Blanco
Vice President


BNY MELLON
ASSET SERVICING

November 29, 2011

To Whom It May Concern

Re: Omincom Group, Inc. **Cusip#: 681919106**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from November 29, 2010 through today at The Bank of New York Mellon in the name of Cede and Company for the New York City Fire Department Pension Fund.

The New York City Fire Department Pension Fund	43,378 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Richard Blanco
Vice President



BNY MELLON
ASSET SERVICING

November 29, 2011

To Whom It May Concern

Re: Omincom Group, Inc. **Cusip#: 681919106**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from November 29, 2010 through today at The Bank of New York Mellon in the name of Cede and Company for the New York City Board of Education Retirement System.

The New York City Board of Education Retirement System 14,010 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,



Richard Blanco
Vice President

One Wall Street, New York, NY 10286

<u>Exhibit B</u>

Deficiency Notice

Brian D. Miller
Direct Dial: (202) 637-2332
Brian.Miller@lw.com

LATHAM&WATKINS LLP

555 Eleventh Street, N.W., Suite 1000
Washington, D.C. 20004-1304
Tel: +1.202.637.2200 Fax: +1.202.637.2201
www.lw.com

December 12, 2011

VIA FEDEX

Mr. Kenneth D. Sylvester,
Assistant Comptroller of Pension Policy
Office of the Comptroller
1 Centre Street
New York, N.Y., 10007-2341

Re: Shareholder Proposal

Dear Mr. Sylvester,

On December 1, 2011, Omnicom Group Inc. ("Omnicom") received a letter from you, on behalf of the Comptroller of the City of New York, John C. Liu, as custodian and a trustee of the New York City Employees' Retirement System, the New York City Fire Department Pension Fund, the New York City Teachers' Retirement System, and the New York City Police Pension Fund and as custodian of the New York City Board of Education Retirement System (collectively, the "Systems"), submitting a shareholder proposal (the "Proposal") for consideration at the Omnicom 2012 Annual Meeting of Shareholders.

Your letter indicates that the Systems intended for the Proposal to meet the requirements of Rule 14a-8 of the Securities Exchange Act of 1934, as amended ("Rule 14a-8"), including the requirement of continuous ownership of the required share value from at least one year prior to the date on which the Systems submitted the Proposal until after the date of the applicable shareholder meeting. However, the Systems do not appear in Omnicom's records as a shareholder. And, while we are in receipt of the letters from BNY Mellon Asset Servicing, as described below, these letters do not meet the requirements established in Staff Legal Bulletin No. 14F ("SLB No. 14F") (enclosed) in order to verify the Systems' eligibility to submit a proposal pursuant to Rule 14a-8. As such, the Proposal does not meet the requirements of Rule 14a-8(b).

In order for the Proposal to be properly submitted, you must provide Omnicom with the proper written evidence that the Systems meet the share ownership and holding requirements of Rule 14a-8(b). Under Rule 14a-8(b), at the time the Systems submit the Proposal they must prove their eligibility to do so to Omnicom by submitting either:

- a written statement from the "record" holder of the Systems' securities (usually a broker or bank) verifying that, at the time the Systems submitted the Proposal, the Systems continuously held at least $2,000 in market value or 1% of Omnicom's securities entitled to be voted on the Proposal at the meeting for at least one year by the date the Systems submitted the Proposal; or
- a copy of a Schedule 13D, Schedule 13G, Form 3, Form 4, Form 5, or amendments to those documents or updated forms, reflecting the Systems' ownership of the shares as of or before the date on which the one-year eligibility period begins.

In addition, the Systems must also submit a written statement that they intend to continue to hold the securities through the date of Omnicom's Annual Meeting of Shareholders.

Pursuant to SLB No. 14F, for purposes of establishing eligibility to submit a proposal pursuant to Rule 14a-8, only banks that are participants at the Depository Trust Company ("DTC") should be viewed as "record" holders of securities that are deposited at DTC. Thus, shareholders must obtain proof of ownership from the DTC participant through which the securities are held in order to establish eligibility to submit a proposal. BNY Mellon Asset Servicing is not a DTC participant and, as such, it cannot be the "record" holder of the Systems' securities.

In order to establish the Systems' eligibility to submit the Proposal, you will need to obtain proof of ownership from the DTC participant through which the securities are held. You should be able to identify this DTC participant by asking your broker or bank. If the DTC participant knows the Systems' broker's or bank's holdings, but does not know the Systems' holdings, you may satisfy the proof of eligibility requirements by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the Systems' broker or bank confirming the Systems' ownership, and the other from the DTC participant confirming the broker or bank's ownership. To aid in the verification process, please ask that the letter from the DTC participant include a valid DTC participant number.

To comply with Rule 14a-8(f), you must postmark or transmit your response to this notice of procedural defect within 14 calendar days of receiving this notice. For your information, we have attached a copy of Rule 14a-8 regarding shareholder proposals and SLB No. 14F.

Sincerely,



Brian D. Miller
of Latham & Watkins LLP

cc. Michael J. O'Brien, Omnicom Group Inc.

Enclosures

DC\1579116.3

Rule 14a-8. Shareholder Proposals.*

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year

*Effective September 20, 2011, Rule 14a-8 was amended by revising paragraph (i)(8) as part of the amendments facilitating shareholder director nominations. See SEC Release Nos. 33-9259; 34-65343; IC-29788; September 15, 2011. See also SEC Release Nos. 33-9136; 34-62764; IC-29384 (Aug. 25, 2010); SEC Release Nos. 33-9149; 34-63031; IC-29456 (Oct. 4, 2010); SEC Release Nos. 33-9151; 34-63109; IC-29462 (Oct. 14, 2010).

Effective April 4, 2011, Rule 14a-8 was amended by adding *Note to Paragraph (i)(10)* as part of rule amendments implementing the provisions of the Dodd-Frank Act relating to shareholder approval of executive compensation and golden parachute compensation arrangements. See SEC Release Nos. 33-9178; 34-63768; January 25, 2011. *Compliance Date*: April 4, 2011. For other compliance dates related to this release, see SEC Release No. 33-9178.

eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) **Question 3: How many proposals may I submit?**

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) **Question 4: How long can my proposal be?**

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) **Question 5: What is the deadline for submitting a proposal?**

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§ 249.308a of this chapter), or in shareholder reports of investment companies under § 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) **Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this Rule 14a-8?**

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) **Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?**

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) **Question 8: Must I appear personally at the shareholders' meeting to present the proposal?**

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) **Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?**

(1) ***Improper Under State Law:*** If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

> *Note to Paragraph (i)(1):* Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) ***Violation of Law:*** If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

> *Note to Paragraph (i)(2):* We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) ***Violation of Proxy Rules:*** If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) ***Personal Grievance; Special Interest:*** If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) ***Relevance:*** If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) ***Absence of Power/Authority:*** If the company would lack the power or authority to implement the proposal;

(7) ***Management Functions:*** If the proposal deals with a matter relating to the company's ordinary business operations;

*(8) ***Director Elections***: If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) ***Conflicts with Company's Proposal:*** If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

> *Note to Paragraph (i)(9):* A company's submission to the Commission under this Rule 14a-8 should specify the points of conflict with the company's proposal.

(10) ***Substantially Implemented:*** If the company has already substantially implemented the proposal;

> ***Note to Paragraph (i)(10):* A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§ 229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by § 240.14a-21(b) of this chapter a single year (*i.e.*, one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by § 240.14a-21(b) of this chapter.

(11) ***Duplication:*** If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) ***Resubmissions:*** If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

---

*Effective September 20, 2011, Rule 14a-8 was amended by revising paragraph (i)(8) as part of the amendments facilitating shareholder director nominations. See SEC Release Nos. 33-9259; 34-65343; IC-29788; September 15, 2011. See also SEC Release Nos. 33-9136; 34-62764; IC-29384 (Aug. 25, 2010); SEC Release Nos. 33-9149; 34-63031; IC-29456 (Oct. 4, 2010); SEC Release Nos. 33-9151; 34-63109; IC-29462 (Oct. 14, 2010).

**Effective April 4, 2011, Rule 14a-8 was amended by adding *Note to Paragraph (i)(10)* as part of rule amendments implementing the provisions of the Dodd-Frank Act relating to shareholder approval of executive compensation and golden parachute compensation arrangements. See SEC Release Nos. 33-9178; 34-63768; January 25, 2011. *Compliance Date*: April 4, 2011. For other compliance dates related to this release, see SEC Release No. 33-9178.

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific Amount of Dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) **Question 10: What procedures must the company follow if it intends to exclude my proposal?**

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) **Question 11: May I submit my own statement to the Commission responding to the company's arguments?**

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) **Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?**

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) **Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?**

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before it files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

Rule 14a-9. False or Misleading Statements.*

(a) No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading.

(b) The fact that a proxy statement, form of proxy or other soliciting material has been filed with or examined by the Commission shall not be deemed a finding by the Commission that such material is accurate or complete or not false or misleading, or that the Commission has passed upon the merits of or approved any statement contained therein or any matter to be acted upon by security holders. No representation contrary to the foregoing shall be made.

**(c) No nominee, nominating shareholder or nominating shareholder group, or any member thereof, shall cause to be included in a registrant's proxy materials, either pursuant to the Federal proxy rules, an applicable state or foreign law provision, or a registrant's governing documents as they relate to including shareholder nominees for director in a registrant's proxy materials, include in a notice on Schedule 14N (§ 240.14n-101), or include in any other related communication, any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to a solicitation for the same meeting or subject matter which has become false or misleading.

Note. The following are some examples of what, depending upon particular facts and circumstances, may be misleading within the meaning of this section:

***a. Predictions as to specific future market values.

*Effective September 20, 2011, Rule 14a-9 was amended by adding paragraph (c) and redesignating Notes (a), (b), (c), and (d) as a., b., c., and d., respectively, as part of the amendments facilitating shareholder director nominations. See SEC Release Nos. 33-9259; 34-65343; IC-29788; September 15, 2011. See also SEC Release Nos. 33-9136; 34-62764; IC-29384 (Aug. 25, 2010); SEC Release Nos. 33-9149; 34-63031; IC-29456 (Oct. 4, 2010); SEC Release Nos. 33-9151; 34-63109; IC-29462 (Oct. 14, 2010).

**Effective September 20, 2011, Rule 14a-9 was amended by adding paragraph (c) as part of the amendments facilitating shareholder director nominations. See SEC Release Nos. 33-9259; 34-65343; IC-29788; September 15, 2011. See also SEC Release Nos. 33-9136; 34-62764; IC-29384 (Aug. 25, 2010); SEC Release Nos. 33-9149; 34-63031; IC-29456 (Oct. 4, 2010); SEC Release Nos. 33-9151; 34-63109; IC-29462 (Oct. 14, 2010).

***Effective September 20, 2011, Rule 14a-9 was amended by redesignating Notes (a), (b), (c), and (d) as a., b., c., and d., respectively, as part of the amendments facilitating shareholder director nominations. See SEC Release Nos. 33-9259; 34-65343; IC-29788; September 15, 2011. See also SEC Release Nos. 33-9136; 34-62764; IC-29384 (Aug. 25, 2010); SEC Release Nos. 33-9149; 34-63031; IC-29456 (Oct. 4, 2010); SEC Release Nos. 33-9151; 34-63109; IC-29462 (Oct. 14, 2010).



U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads /membership/directories/dtc/alpha.pdf.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8(c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

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[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A.

The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden*, 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any shareholder proposal that is not withdrawn by the proponent or its authorized representative.

http://www.sec.gov/interps/legal/cfslb14f.htm

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Exhibit C

December 16 Broker Letters



THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

John C. Liu
COMPTROLLER

December 16, 2011

VIA OVERNIGHT DELIVERY

Mr. Brian D. Miller
Latham & Watkins, LLP
555 Eleventh Street, NW, Suite 1000
Washington, DC 20004-1304

Dear Mr. Miller:

In response to your letter sent to Kenneth Sylvester, dated November December 12, 2011, regarding the eligibility of the New York City Employees' Retirement System, The New York City Fire Department Pension Fund, The New York City Teachers' Retirement System, The New York City Police Pension Fund, and the New York City Board of Education Retirement System (the "Systems") to submit a stockholder proposal to Omnicom Group, Inc., in accordance with SEC Rule 14a-8 (b), I enclose letters from the Systems' custodian bank, The Bank of New York Mellon Corporation, certifying that at the time the stockholder proposal was submitted to Omnicom Group, Inc. each held, continuously for over a year, at least $2,000 worth of shares of Omnicom Group, Inc. common stock.

I hereby declare that each intends to continue to hold at least $2,000 worth of these securities through the date of the Company's next annual meeting.

Sincerely,



Millicent Budhai
Director of Corporate Governance

Enclosure



BNY MELLON

BNY Mellon Asset Servicing

December 16, 2011

To Whom It May Concern

Re: Omnicom Group, Inc. **Cusip#: 681919106**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from December 1, 2010 through today at The Bank of New York Mellon in the name of Cede and Company for the New York City Teachers' Retirement System.

The New York City Teachers' Retirement System 256,452 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,



Richard Blanco
Vice President

One Wall Street, New York, NY 10286



BNY MELLON

BNY Mellon Asset Servicing

December 16, 2011

To Whom It May Concern

Re: Omnicom Group, Inc. **Cusip#: 681919106**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from December 1, 2010 through today at The Bank of New York Mellon in the name of Cede and Company for the New York City Board of Education Retirement System

The New York City Board of Education Retirement System 14,010 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely

Richard Blanco
Vice President



BNY MELLON

BNY Mellon Asset Servicing

December 16, 2011

To Whom It May Concern

Re: Omincom Group, Inc. **Cusip#: 681919106**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from December 1, 2010 through today at The Bank of New York Mellon in the name of Cede and Company for the New York City Fire Department Pension Fund.

The New York City Fire Department Pension Fund 43,378 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Richard Blanco
Vice President

One Wall Street, New York, NY 10286



BNY MELLON

BNY Mellon Asset Servicing

December 16, 2011

To Whom It May Concern

Re: Omincom Group, Inc. **Cusip#: 681919106**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from December 1, 2010 through today at The Bank of New York Mellon in the name of Cede and Company for the New York City Employees' Retirement System.

The New York City Employees' Retirement System	253,931 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Richard Blanco
Vice President



BNY MELLON

BNY Mellon Asset Servicing

December 16, 2011

To Whom It May Concern

Re: Omnicom Group, Inc. **Cusip#: 681919106**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from December 1, 2010 through today at The Bank of New York Mellon in the name of Cede and Company for the New York City Police Pension Fund.

The New York City Police Pension Fund 130,176 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Richard Blanco
Vice President